MAIL STOP 3561

September 19, 2005


Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisition Corporation
4 Becker Farm Road
Roseland, NJ  07068

      Re:	Key Hospitality Acquisition Corporation
   Amendment No. 3 to Registration Statement on
   Form S-1
   Filed August 23, 2005
   File No. 333-125009

Dear Mr. Davidson,

      In addition to the comments contained in our letter dated
September 9, 2005, please address the following comments before filing your next amendment:

1. We note that the underwriters will receive an additional one percent discount of the gross proceeds payable out of the trust funds upon the consummation of a business combination. Please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. On page 59, we note that you may also pay the underwriters a finder`s fee.
Please
also discuss the applicability or inapplicability of Regulation M to the underwriters` potential compensation arrangement to act as a finder for the issuer. Please address in your discussion when any applicable restricted period would end.

2. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained discussed in your principal stockholders section.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director


Cc:  	Jeffery Schultz
	Fax #  (212) 983-3115

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Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisitions Corporation
September 19, 2005
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